December 11, 2008
John Cash
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561
Re:	Quanta Services, Inc. Form 10-K for the year ended December 31, 2007 Definitive Proxy Statement dated April 18, 2008 Form 10-Q for the quarter ended September 30, 2008 File No. 1-13831
Dear Mr. Cash:
     We are providing the following responses to the comment letter dated November 26, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2007, the Definitive Proxy Statement dated April 18, 2008 and the Form 10-Q for the quarter ended September 30, 2008 filed by Quanta Services, Inc. (the “Company” or “Quanta”). The following responses are keyed to the Staff’s comments. All page numbers in our responses refer to the respective page numbers in the relevant filing.
Form 10-K for the year ended December 31, 2007
Critical Accounting Policies, page 47
Valuation of Intangibles and Long-Lived Assets, page 48
1.	With a view towards future disclosure, please confirm to us that the second step of your goodwill impairment test considers the notion of implied fair value. Reference paragraph 20 of FAS 142.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. We confirm that the second step of the Company’s goodwill impairment test does consider the notion of implied fair value. We note that on page 48 of the Company’s Form 10-K under Valuation of Intangibles and Long-Lived Assets, the first paragraph of the disclosure states as follows: “The second step compares the carrying amount of the reporting unit’s goodwill to the fair value of the goodwill.” When preparing this disclosure, we considered the term “implied fair value” as defined in paragraph 20 of FAS 142 and determined that the term “implied” was technical in nature. In keeping with the standards of plain English, we believed that including “implied” may confuse the reader in that it could potentially lead the reader to understand this to be different from fair value. However, we confirm that the Company’s application of fair value in its goodwill impairment test is in fact consistent with the notion of implied fair value.
Liquidity and Capital Resources, page 38
Debt Instruments, page 40
2.	Your disclosures indicate that the credit facility limits certain acquisitions, mergers and consolidations, capital expenditures, asset sales and prepayment of indebtedness and, subject to certain exceptions, prohibits liens on material assets. Given your significant expected future capital expenditures and your reliance on your credit facility to help fund such expenditures, please revise future filings to provide a more detailed discussion of how these limitations may impact your current and future operations.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. In the future, should the provisions in the Company’s credit facility limiting certain acquisitions, mergers and consolidations, capital expenditures, asset sales and prepayment of indebtedness or prohibiting certain liens materially impact its current operations, or be expected to materially impact its future operations, Quanta will provide a more detailed discussion of such impact. In light of the Company’s current financial condition, as disclosed in its Form 10-Q for the quarter ending September 30, 2008, we do not consider that these restrictions currently materially impact the Company’s ability to conduct its operations or fund its capital expenditures, debt service requirements or acquisition costs. Specifically, we refer the Staff to the Company’s disclosures in its Form 10-Q for the quarter ending September 30, 2008 in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) — Liquidity and Capital Resources regarding its expectations that its cash and cash equivalents, borrowing capacity under its credit facility and future cash flows from operations would be sufficient to fund its operating needs, debt service requirements, capital expenditures and possible acquisitions. As described in further detail under Sources and Uses of Cash in MD&A, for the nine months ended September 30, 2008, the Company funded its operating activities, capital expenditures and acquisitions through internally generated cash flows and available cash on hand, without the requirement of any borrowings under its credit facility. Additionally, as of September 30, 2008, the Company had cash and cash equivalents of $266.4 million and working capital of $602.4 million. We also confirm to the Staff that each year, in connection with the preparation and filing of the Company’s Form 10-K, and each quarter, in connection with the preparation of the Company’s Form 10-Q, as applicable, careful consideration is given to all factors for disclosure impacting the Company’s liquidity, capital resources and known material trends.
3.	We note that your credit facility contains certain covenants and that your credit facility carries cross-default provisions with your subordinated notes. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the terms of your significant covenants. In addition, please revise future filings to include a tabular presentation of your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted on all of your debt instruments. Such presentation will allow an investor to easily understand your current status in meeting your financial covenants. Such disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.
Response:
We acknowledge the Staff’s comments with respect to the Company’s future filings. With respect to the first part of the Staff’s comment regarding the need for a more specific and comprehensive discussion of the terms of the Company’s significant covenants under its credit facility, we respectfully submit that the Company’s disclosures regarding the terms of its significant covenants under its credit facility, including the various restrictive covenants and compliance ratios, are sufficient for an understanding of the Company’s operations and financial condition. We believe the credit facility contains covenants and ratios customary for a fully-secured credit facility, and in particular, a more detailed description of the various ratios, which are defined in the Company’s disclosures by reference to the credit facility itself, would not be beneficial to an investor’s understanding of our financial condition and could be confusing. The various ratios include complicated formulas for the calculations of each of the components of the ratios, and the components represent, in most cases, non-GAAP data that may not be readily available or capable of being derived from the Company’s financial statements. Accordingly, an investor would not be able to calculate such ratios on an on-going basis. The Company does, of course, monitor and calculate all the ratios required under the credit facility and confirm in its filings its compliance with all covenants. We also note for the Staff that the credit facility agreement and the amendments thereto have been filed with the Company’s previous public filings (refer to Exhibits 10.24, 10.25 and 10.26 of the Company’s Form 10-K for the year ended December 31, 2007) and are available for review in detail by any investor through the SEC’s website.
With respect to the second part of the Staff’s comment regarding the need to provide tabular presentation of the Company’s actual ratios and other actual amounts versus the minimum/maximum ratios/amounts in all of its debt instruments, we respectfully submit that we believe this detailed disclosure is not currently needed or required. We hereby confirm that the likelihood of default was remote at the time of filing of the Company’s Form 10-K for the year ended December 31, 2007 and at the time of the filing of each of the Company’s Forms 10-Q filed during 2008. We refer the Staff to the disclosure included in Liquidity and Capital Resources — Debt Instruments — Credit Facility in MD&A of the Company’s Form 10-K and each of its Forms 10-Q filed during 2008, that states the Company was in compliance with all of the debt covenants contained in the credit facility as of the end of the period covered by the respective filing. We also note for the Staff that the Company has no other material debt instruments that contain restrictive covenants and compliance ratios such as those included in the credit facility, and therefore this disclosure is not necessary with respect to any other debt instrument, including the Company’s 4.5% and 3.75% convertible subordinated notes that were outstanding at December 31, 2007 and at September 30, 2008.

We also refer the Staff to the detailed discussions that the Company provides in Liquidity and Capital Resources — Cash Requirements in MD&A of its Form 10-K for the year ended December 31, 2007, regarding the Company’s expectation that sufficient sources of funds will be available to fund the Company’s cash needs for operations, debt service, capital expenditures and acquisitions. Such sources include cash and cash equivalents on hand, cash generated through operating activities and available borrowing capacity under the Company’s credit facility. Please also refer to our response to Comment 2 in this letter describing the Company’s expectations regarding sources of funds at September 30, 2008 and the financial data supporting those expectations.
For the reasons described above, we do not currently believe that detailed disclosures regarding the Company’s actual ratios and amounts versus the credit facility covenants are needed or required. Should we become concerned in the future regarding the Company’s ability or expected ability to comply with its debt covenants, we confirm that the Company will include appropriate disclosures in future filings regarding the impact on its financial condition and operating activities resulting from such inability to comply with its debt covenants.
Management’s Report on Internal Control Over Financial Reporting, page 57
4.	Please confirm for us, if appropriate, that there were no changes in internal control over financial reporting that occurred in the fourth quarter and disclose this in future filings. Please refer to Item 308(c) of Regulation S-K.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. The Company confirms that there were no changes in internal control over financial reporting that occurred in the fourth quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and we will continue to include similar language in future filings.
We note for the Staff’s reference that Item 9A on page 102 of the Company’s Form 10-K for the year ended December 31, 2007 includes the following sentence:
“There has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”
Proxy filed April 18, 2008
Use of Compensation Benchmarking Studies and Published Compensation Survey Data, page 17
5.	In future filings, please explain how your compensation for named executive officers measures against the peer companies.

Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. As disclosed on page 17 of the Company’s proxy statement, consistent with the Compensation Committee’s guiding principle to attract, motivate and retain the best possible executive officers, the Compensation Committee establishes pay standards for named executive officers (NEOs) generally targeted at median market levels, although the Compensation Committee can, and does, exercise discretion to deviate from such targets. While investors have the ability to obtain compensation information for any of the Company’s peers, the Compensation Committee’s determination of overall compensation, as well as the specific components of compensation, for the Company’s executive officers is based on a thorough analysis and determination that is unique to the Company and each executive officer’s position within the Company. Because the Compensation Committee does not use specific targets from the peer group analysis with respect to its executive compensation decisions, but considers peer group compensation as only one element in its determination of compensation, we do not believe that any further explanation of how the Company’s compensation for NEOs measures against peer companies is required, meaningful or material to investors.
6.	In future filings, please disclose whether you target each element of compensation against the peer companies. If so, please disclose how the actual compensation payments to each named executive officer fall within those targets. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. Although the Compensation Committee is apprised of the compensation practices of the Company’s peer group, it does not target each element of compensation against the peer companies. The Company’s position relative to its peers is only one of several factors that the Compensation Committee considers in setting executive compensation, and it does not attempt to set the various components of the Company’s compensation arrangements to target a particular point or benchmark along the spectrum of compensation practices of the Company’s peer group. As disclosed on page 17 of the filing, the Company utilizes compensation benchmarking studies and published compensation survey data to establish the overall compensation levels for NEOs, the significance of individual components of compensation and the allocation of compensation between long-term and short-term compensation and cash and non-cash compensation. However, as stated on page 18 of the filing, the Compensation Committee believes that compensation benchmarking studies should only be considered as a point of reference for measurement, and not the determinative factor of our NEO’s compensation.
We believe that the disclosure on pages 17 through 25 of the filing includes the material information about the nature and extent of the Compensation Committee’s use of information it obtains about the compensation practices of peer companies. While the Compensation Committee may consider compensation levels for similarly situated executives at peer companies as a point of reference for its compensation analysis, the Committee currently does not utilize a target percentile within the peer group in making overall compensation decisions or analyzing the components of the NEOs compensation.

Further, because information provided by compensation benchmark studies is only one piece of information that is used in setting executive compensation, as the Company discloses on page 18 of the filing, the Compensation Committee has discretion in determining the nature and extent of its use. As disclosed on page 22 of the filing, base salaries for NEOs are determined annually by the Compensation Committee, taking into account not only competitive industry salaries, but also an assessment of the nature of the position, contribution, experience and level of responsibility of the NEO and such NEO’s length of service. These factors are also considered by the Compensation Committee in establishing the compensation targets under the Company’s annual and supplemental incentive plans. In addition, adjustments to both overall compensation and the individual components of compensation are based on various factors, which include not only information from benchmarking studies and published compensation survey data, but also economic conditions and the effects of inflation, changes in the Company’s business operations, changes in the compensation practices of the Company’s competitors and an executive officer’s individual performance.
Because the Compensation Committee does not target a specific percentile in making its executive compensation decisions, we do not believe that disclosure with respect to this information is appropriate. Currently, comparative compensation data, in general, is only one of several factors considered by the Compensation Committee, without specific weighting of such factors. The Company will clarify these matters in future filings if, in the future, the Compensation Committee decides to target a specific percentile, and will disclose such information with respect to compensation percentiles within the peer group at such time, if any.
Form 10-Q for the period ended September 30, 2008
Notes to the Condensed Consolidated Financial Statements
Note 3, Goodwill and Intangible Assets, page 15
7.	We note that your goodwill balance represents a significant percentage of your assets. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.

•	Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
          Please tell us your intentions with regard to this matter.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. We specifically note the Staff’s comment that goodwill represents a significant percentage of the Company’s assets, and we respectfully submit that we believe the Company’s disclosures in its Form 10-K for the year ended December 31, 2007 on page 48 under Critical Accounting Policies and page 67 of the Notes to Consolidated Financial Statements address many of the considerations noted above. However, in future filings we will further consider each of the Staff’s comments when preparing the Company’s financial disclosures regarding accounting for its goodwill.
Note 9, Segment Information, page 25
8.	We note that you have two reportable segments: Dark Fiber and Infrastructure Services. It appears from your disclosures elsewhere in the filing, including the introduction to MD&A on page 31, the analysis of your business in MD&A and your discussion of contract margins by industry on page 48 that you may have aggregated multiple operating segments into your reportable segments. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.
Response:
Quanta operates as a specialty contractor in two reportable segments, which are the Infrastructure Services segment and the Dark Fiber segment. Since the Company’s initial public offering in February 1998, it has provided specialized contracting services, offering end-to-end network solutions to the electric power, gas, telecommunications and cable television industries, including designing, installing, repairing and maintaining network infrastructure, as well as certain ancillary services. As of September 30, 2008, the Company had 26 operating units, including one operating unit acquired in August 2007 that is referred to herein as our Dark Fiber segment. Excluding the Dark Fiber segment, we have concluded that for purposes of SFAS 131, all of the Company’s remaining operating units can be aggregated for purposes of financial reporting into the Infrastructure Services segment. The vast majority of the facts supporting our conclusion remain unchanged from our response letter to the Staff’s previous inquiry into Quanta’s segment reporting in September 2003 about the Company’s compliance with paragraph 10 and 17 of SFAS 131, which was based on the following considerations:

•	Operating and financial resources are allocated by the Company’s chief operating decision maker (CODM) on an individual operating unit basis;

•	Adequate information is not obtained from the individual operating units on an industry basis to allow for adequate allocation of resources, assessment of performance or for management of risk;

•	The Company’s division presidents and vice presidents have responsibilities over operating units, the majority of which provide numerous services in multiple industries.
For Quanta, the segment discussion must be considered by operating unit, by management division and, as outlined in the Company’s MD&A, by type of work. The following provides further details on the considerations made in our conclusions set forth above.
Operating Segments
Under paragraph 10 of SFAS 131, an operating segment is defined as “a component of an enterprise:
(a)	that engages in business activities from which it may earn revenues and incur expenses,

(b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c)	for which discrete financial information is available.”
Under these criteria, the Company’s divisions along management organization or by types of work do not meet the definition of operating segments. Only the Company’s 26 individual operating units can be defined as separate operating segments for the reasons discussed herein.
Regarding criteria (b):
Quanta’s CODM is John Colson, the Company’s Chief Executive Officer. Quanta does not make operating decisions other than at an individual operating unit level or on a consolidated enterprise basis. Mr. Colson participates in monthly and quarterly management meetings, the purpose of which is to discuss the individual operating results of each operating unit. Examples of Mr. Colson’s involvement at the entity level include: approval of annual budgets; approval of decisions regarding the employment or termination of employment of the president of an individual operating unit; approval of raises, discretionary bonuses and equity awards; approval of bids for projects over a designated dollar amount or that are unusual for an operating unit; approval of certain acquisitions, consolidations, and mergers; direct communication with a president of an operating unit regarding performance; and approval of business development issues and any strategic positioning of the operating unit. The Company currently has 26 operating units that are separately managed on an entity-by-entity basis. Although the Company has recently begun to aggregate certain measures by type of work and certain presidents and vice presidents have been named to oversee companies with similar operations, major decisions involving budgets, capital expenditures, local management, accounting, business development, contracts, etc. are all discussed and resolved on an entity-by-entity basis with Mr. Colson.

We interpret “to make decisions about resources to be allocated” from criteria (b) to involve a review of various balance sheet, capital and risk issues. Mr. Colson, our CODM, reviews no information by type of work other than revenue and gross margin data or at any divisional level other than certain summary income statement data; therefore, he is not provided, nor does he request, information to allow him to determine resource allocation except at an individual operating unit or enterprise-wide reporting basis. Examples that demonstrate the management of the Company’s business on an individual operating unit basis rather than on another basis include:
•	The Company currently has no segment manager who is directly accountable to or maintains regular contact with the Company’s CODM to discuss operating activities, financial results, forecasts, or plans by type of work. The Company also does not capture the data at a level for this type of dialogue to occur;

•	The Company’s CODM reviews cash flow and EBITDA information on an individual operating unit and a consolidated basis, without regard to type of work or division;

•	The Company’s CODM reviews balance sheet information on an individual operating unit and a consolidated basis, without regard to type of work or division;

•	Capital expenditure decisions are made by the Company’s CODM on an individual operating unit basis and are not allocated to the divisions based upon their performance or by type of work;

•	Quanta’s Safety Director, who is responsible for overseeing all of the safety personnel within Quanta, reports directly to the Company’s CODM. Any report provided to Mr. Colson is provided on an operating unit basis without regard to type of work or division;

•	Quanta’s General Counsel reports directly to the Company’s CODM. Any legal summaries regarding claims or exposures are provided on an individual operating unit basis without regard to type of work or division;

•	Employee data (i.e., headcount, salary/hourly, union/non-union, etc.) is reviewed by the Company’s CODM on an individual operating unit or consolidated basis, not by type of work or by division;

•	Revenues by top customers are provided only on a consolidated basis, without regard to type of work or division;

•	Human resource information reviewed by the Company’s CODM, such as salaries, bonuses, stock awards and benefit programs, are reviewed only on an individual operating unit or consolidated basis, not by type of work or division; and

•	Risk management and insurance information is reviewed by the Company’s CODM only on an individual operating unit or consolidated basis, not by type of work or by division.
Monthly and quarterly reviews of financial information by Mr. Colson are performed on an operating unit basis because a review of any sub-totals by division or type of work would not be sufficient to make critical decisions necessary to manage the Company’s business. Mr. Colson does not review the divisions’ results against an aggregated divisional forecast or an aggregated divisional budget for purposes of assessing performance. Nor does he review this information by type of work, as neither a forecast nor budget is prepared by type of work. Forecasts and budgets are prepared by individual operating units and any sub-total information merely represents the aggregation of the individual operating units. The division presidents are not responsible for preparing or supporting the aggregated sub-total, but rather aid in the review of the components. The vast majority of the compensation and benefits for the division presidents is not based upon the aggregated performance of the operating units underlying the organizational structure but are based on Quanta’s consolidated results of operations. In addition, as previously discussed, Quanta currently has no personnel employed to oversee any specific area by type of work.
Regarding criteria (c):
In late 2007, Quanta began to aggregate revenue and gross profit data by type of work. This information is only provided quarterly to our CODM. Discrete information by type of work for cash flows, assets, capital expenditures, human capital or other financial and operations data are not provided nor can it currently be accurately derived from the data captured at the operating unit level. Information by operating unit is provided to our CODM monthly and includes much of the information outlined previously. In addition, budgeting is performed on an individual operating unit basis rather than by division or by type of work. The lack of available key financial data needed to allocate resources and assess risk and performance has led management to conclude that discrete financial information is not available at the type of work level. This is further evidence that the operating units are managed based on their individual financial and operating performance.
Based on the above factors, we conclude that the 26 individual operating units represent operating segments under the operating segment criteria of SFAS 131. Given this conclusion, we next discuss whether aggregation of operating units is appropriate.
Aggregation
Paragraph 17 of SFAS 131 provides the following aggregation criteria:
“...Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:
a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”
The following discussion demonstrates why all of the operating units other than the operating unit designated as the Dark Fiber segment can be aggregated.
First, Quanta considered “the objective and basic principles of this Statement”. The stated objective of SFAS 131 is to help users of financial statements (a) better understand the enterprise’s performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the enterprise as a whole. The method the FASB chose for determining what information to report is the management approach, which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. The management approach facilitates consistent descriptions of an enterprise in its annual report and various other published information. Quanta believes that through its discussion of Paragraph 10 above, it has outlined that its current presentation within its financial statements conforms with the way management has organized its segments for making operating decisions and assessing performance.
Secondly, Quanta considered whether “the segments have similar economic characteristics”. SFAS 131 lists similarity in long-term average gross margins as an important factor for aggregation. Quanta notes that the similarity of gross margins has frequently been discussed as being within 5% or 10%. The nature of the specialty service contracting business creates substantial variations in revenues and margins due to the terms of contracts awarded, the project-by-project nature of the work performed, pricing impacts due to both the competitive environment and customer needs, variances in the mix of labor versus materials among contracts, environmental factors, and many other issues unique to specialty contracting. These items impact all of Quanta’s operating units as discussed below and in the information we are providing to you supplementally, by hand delivery and under separate cover, pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the Commission.

While SFAS 131 lists similarity in long-term average gross margins as an important factor for aggregation, the FASB in FASB Q&A131, Question 8 states that gross margin is used only as an example. Quanta concludes that gross margins are not a particularly valid measure for evaluating the similar economic characteristics between operating units, as gross margins can vary significantly from period to period by individual operating unit as described above. Additionally, Question 8 also states that: “the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.” Accordingly, Quanta anticipates that its operating units’ economic characteristics will be similar over the long-term in the sense that they are expected to vary among the operating units and between periods due to the nature of the work performed.
Within the Infrastructure Services segment for the nine months ended September 30, 2008, there are two operating units that exceed 10 percent of the reported revenues and profits of the segment, as discussed in Appendix A, Paragraph 76. However, under SFAS 131, the FASB’s basis for conclusions noted that “priority should be given to the production and dissemination of financial data that reflects and reports sensibly the operations of the specific enterprise; the significance of information, especially quantitative information, depends to a great extent on the user’s ability to relate to some benchmark”; and that, when considering the basis for disaggregation, “relevance should be the overriding concern”. Based on the above, Quanta has concluded that disaggregating these two operating units is not relevant as it provides no particular insight to the reader and does not allow them to compare to some additional benchmark. Quanta based this conclusion on the fact that these two operating units provide services for many of the industries Quanta serves, as such, consistent with Appendix A, Paragraph 73, Quanta “believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects,” and that “although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure.”
There is also substantial variability and diversity in the Company’s revenues between operating units. This is consistent throughout previous periods, as well as Quanta’s expectations of future performance. Quanta believes the fact that the gross margins differ between periods and are susceptible to large variations for all operating units is evidence that its operating units are in the same business providing similar project-driven work and that the operating units are economically similar. If Quanta did not aggregate its operating units, the number of reported segments would not be practical and it believes would not meet the principle of SFAS 131. Accordingly, Quanta believes aggregating the operating units to be the appropriate alternative. SFAS 131 seems to assume that operating units produce a product or provide a service that has predictable margins. This is not the case with Quanta’s services.

In addition to the consideration of the items above for purposes of aggregation, Paragraph 17 looks for similarity in each of five areas as discussed below:
1.	The Company serves multiple industries in many of its operating units. We believe that the most valid indication of similar economic characteristics is that the majority of the Company’s products and services are performed across many of its operating units; therefore, revenue and margin trends affecting a particular industry will impact multiple operating units. Currently, at least 19 of the 25 operating units aggregated within the Infrastructure Services segment have multiple types of revenue across industry lines. Additionally, most of the Company’s operating units are capable of providing multiple services to customers across different industries. Therefore, the similar economic characteristic of the operating units is that each is a specialty service contractor performing work for customers in multiple industries. This is illustrated through the Company’s joint trench work. It is quite common for Quanta to be contracted to install electric, gas, telecommunications and cable TV lines within the same trench using common equipment and personnel or to install fiber optic or cable television lines on electric utility poles.

2.	Interchangeability of equipment. Quanta’s primary equipment is rolling stock including trucks, trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, trenchers, generators, boring machines and cranes. This equipment is utilized throughout Quanta in delivering its services across the different industries it serves and is not specific to any one provided service.

3.	Interchangeability of labor. Much of the workforce is interchangeable among the different industry lines. For example, individuals who might normally work on telecommunications projects are at times utilized to work on portions of electric and gas utility work as well as cable. Individuals who normally work on electric utility projects at times also perform cable television make-ready work on electric utility poles and string fiber optic cable on electric transmission and electric distribution structures. In addition, individuals that normally work on commercial and industrial projects are also utilized to construct solar arrays for the electric power industry. And as previously discussed, it is common for Quanta to be involved in joint trench work where resources can be used to perform trenching, the placing of conduit or the installation of wire or fiber.

4.	Nature of services of all the Company’s operating units is project specific. Quanta’s business is predominantly project specific. All of the Company’s operating units work on a project basis, most often on a basis of competitive bids. The Company’s projects are usually completed within a year. The contractual terms of the contracts of the operating units are not unique by industry, but rather are very similar across industry lines with the majority of the Company’s work being under a lump sum or unit price arrangement. Quanta also operates under master service agreements in the different industries it serves, which are generally renewable on an annual basis.

5.	Similarities in regulatory environments among operating units. All of the Company’s operations are subject to various federal, state and local laws and regulations including licensing requirements applicable to electricians and engineers, building and electrical codes, permitting and inspection requirements applicable to construction projects, regulations relating to worker safety and environmental protection and special bidding and procurement requirements on governmental projects. However, none of Quanta’s operating units included in the Infrastructure Services segment are individually subject to unique industry-specific regulatory requirements.
In determining whether aggregation of the operating units is appropriate, we believe that we have appropriately considered and given proper weight to the similarity of all economic characteristics and various other factors, as discussed above, in reaching our conclusion. Per paragraph 74 of SFAS 131, “the Board recognizes that determining when two segments are sufficiently similar to justify aggregating them is difficult and subjective.” However, we believe the above factors illustrate the sufficiency of the methodology employed by the Company in determining, in our judgment, that the Company’s operating units included in the Infrastructure Services segment operate in one reporting segment and our approach adheres to the stated objectives of SFAS 131.
Dark Fiber Segment
As mentioned above, we believe the aggregation criteria allows Quanta to consider all but one of the operating units as one reporting segment. One of Quanta’s operating units represents the Dark Fiber segment, which the Company acquired in August 2007. Consistent with all of the Company’s operating units, this one operating unit is regularly reviewed by the CODM and discrete financial information is available. However, this operating unit does not meet the aggregation criteria as designated by paragraph 17 of SFAS 131. The economic characteristics of this operating unit are not similar to the remaining operating units, and it provides different services, has different processes, different types of customers and operates in a regulatory environment unique to the particular type of industry.
Conclusion: Based on the above discussion, we have concluded that Quanta operates in two reporting segments. We respectfully submit that the basis for our current conclusion remains the same as the Company’s initial public filing in February 1998 and the position taken on September 10, 2003 with the Staff as part of our response to comments received about the Company’s compliance with paragraph 10 and 17 of SFAS 131. The Company has demonstrated its periodic review of the guidance of SFAS 131 by expanding the disclosure to two reportable segments after the acquisition of the operating unit disclosed as the Dark Fiber segment acquired in August 2007.
Results of Operations, page 34
9.	We note your discussion of the numerous factors that have impacted changes in your revenues and gross margins. Please revise future filings to include more quantified information regarding the impact of these factors where practicable. In this regard, please also expand your discussion of your revenues derived from the various industries served to include more specific disclosure regarding the factors that impacted these revenues.

Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings. In future filings, we will include more quantified information regarding the impact of factors on its revenues where the Company is practicably able to quantify the impact of such factors. We respectfully submit that the factors that have been quantifiable have been disclosed in previous filings, evidenced by the Company’s quantification of the revenues by industry and the estimates of emergency restoration services. With respect to the Company’s discussion of factors that impact the revenues derived from its various types of work, in future filings, we will discuss these factors, and quantify to the extent practicable, any factor that uniquely impacts a specific type of work versus those factors that affect all of the Company’s types of work.
Sources and Uses of Cash, page 37
Operating Activities, page 37
10.	We note your disclosure that certain customers have experienced invoice processing issues. With a view towards future disclosure, please tell us how these issues have been considered in your revenue recognition policy as well as your bad debt expense.
Response:
We acknowledge the Staff’s comment with respect to the Company’s future filings to the extent invoice processing issues affect the Company’s revenue recognition or bad debt expense. We respectfully submit that the invoice processing issues identified in the filing do not impact the Company’s revenue recognition because at the time revenue was recognized collectibility was reasonably assured. The issue stems from the volume of invoices the Company submitted for work performed that the customer was not administratively prepared to process in a timely manner. In addition, a significant portion of these items have subsequently been collected such that they are not considered doubtful of collection. However, in future filings, we will consider further expanding the Company’s revenue recognition policy disclosure to include a consideration of collectibility.
Debt Instruments, page 38
11.	We note your disclosure that under current market conditions it is unlikely that you would be able to obtain additional commitments necessary to increase your credit facility. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how and why current market conditions limit your ability to increase your credit facility. Please also discuss how the absence of this additional borrowing may impact your current and future operations.
Response:
We acknowledge the Staff’s comments with respect to the Company’s future filings. The Company’s credit facility provides an option for the Company to increase the dollar amount of the facility by up to $125 million without otherwise modifying the terms and conditions of the credit facility. To exercise this option, however, the Company would need to obtain commitments for the dollar amount of the increase from existing lenders under the credit facility or from new lenders that would join the credit facility. No existing lender is obligated to increase its current commitment under the credit facility in the event the Company elects to increase the amount of the credit facility. As discussed in further detail below, the Company currently does not foresee the need to increase its credit facility. Should it decide to pursue this option in the future, however, the Company currently considers it unlikely that it would be able to obtain commitments from existing or new lenders for any such increase, assuming that the current credit market conditions for lenders and borrowers in the global economic situation existing at the time of filing of the Form 10-Q remain in effect at the time the Company desires to pursue such option. We note the first part of the Staff’s comment, and we will expand in future filings the discussions of the Company’s option to increase the amount of its credit facility consistent with the description above.
With respect to the second part of the Staff’s comment, the Company does not currently consider that the absence of the additional borrowing capacity under this option would have an impact on its current operations or its operations for the foreseeable future. As disclosed in the Company’s Form 10-Q, the Company had available borrowing capacity under its credit facility (after deducting the aggregate amount of letters of credit outstanding) of $278 million. Given this borrowing capacity, the Company has not exercised, and does not currently plan to exercise, its option to obtain an increase in the amount of the credit facility. We also refer the Staff to our response to Comment 2 in this letter, which describes the Company’s disclosures in its Form 10-Q for the quarter ended September 30, 2008, including the supporting financial data, regarding its expectations of the sufficiency of its cash and cash equivalents, borrowing capacity under its credit facility and future cash flows from operations to fund its operating needs, debt service requirements, capital expenditures and possible acquisitions for the foreseeable future, as well as the funding of its operating activities, capital expenditures and acquisitions for the nine months ended September 30, 2008 through internally generated cash flows and available cash on hand, without the requirement of any borrowings under its credit facility. In the future, however, should the absence of any additional borrowing capacity materially impact the Company’s current operations, or be expected to materially impact its future operations, we confirm to the Staff that the Company will add appropriate disclosures regarding such impact.

     As referenced in the Staff’s letter, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 985-6406 or by facsimile at (713) 629-7676
Very truly yours,
/s/ James H. Haddox

James H. Haddox
Chief Financial Officer

cc:	James R. Ball
Chairman, Audit Committee

Louis C. Golm
Chairman, Compensation Committee

David Carroway
Assurance Partner
PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston, Texas 77002

Mindy Hooker
Tricia Armelin
Sherry Haywood
Andrew Schoeffler
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010